A special meeting of Credit Suisse Institutional Fund-
Capital Appreciation Portfolio's shareholders was held on November 21, 2006 to approve a proposal to liquidate, dissolve and terminate the Portfolio in accordance with the Plan of Liquidation, Dissolution and Termination adopted by the Board of Directors.
The results of the votes tabulated at the special meeting are reported below.

To approve the plan of Liquidation, Dissolution and
Termination:

For: 625,413.77

Against: 21,548

Abstain: 0 shares

A special meeting of Credit Suisse Institutional Fund-
Large Cap Value Portfolio's shareholders was held on November 21, 2006 to approve a proposal to liquidate, dissolve and terminate the Portfolio in accordance with the Plan of Liquidation, Dissolution and Termination adopted by the Board of Directors. The results of the votes tabulated at the special meeting are reported below.

To approve the Plan of Liquidation, Dissolution and
Termination:

For: 11,830,665.70

Against: 594,276 shares

Abstain 86,804